Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

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FOR IMMEDIATE RELEASE

   Vasogen Clinical Trial Results in Peripheral Arterial Disease Presented at
                 European Society for Vascular Surgery Meeting

Toronto, Ontario (October 2, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that clinical trial results of its immune modulation therapy for peripheral arterial disease (PAD) were presented at the XVth Annual Meeting of the European Society for Vascular Surgery (ESVS), held in Lucerne, Switzerland. The presentation was based on previously reported results from a double-blind, placebo-controlled clinical trial in 81 patients with PAD, a condition affecting 20 million people in North America and Europe. The results of this study have also been submitted for peer-reviewed publication.

"We were pleased that clinical results for Vasogen's immune modulation therapy were chosen as part of a select group to give an oral presentation at the ESVS meeting, one of the premier meetings for vascular specialists in Europe," commented David Elsley, President and CEO of Vasogen. "We were also pleased to see the very favorable response to our data from those attending the meeting - a response that underscores the need for new forms of effective treatment for the growing problem of peripheral arterial disease."

Based on these presented results, Vasogen recently received U.S. Food and Drug Administration (FDA) approval to initiate a pivotal, randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with PAD. This trial, designed to support regulatory approval and marketing, will be conducted under the direction of Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey, and is anticipated to enrol up to 500 patients at centers throughout the U.S. and Canada.

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis, and frequently results in tiredness, pain, cramps, or muscle ache in the legs upon walking. These symptoms, known as intermittent claudication, can lead to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. As PAD progresses, patients may have pain even at rest and, in up to 200,000 cases each year in North America and Europe, there is a need to amputate. Symptoms of PAD are further recognized as a sign of systemic atherosclerosis. Studies have shown that PAD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. Health expenditures resulting from PAD are now estimated to exceed $12 billion annually in North America and Europe.

        Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related
          inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, and in the upcoming conference call, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.